SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

644398109
(CUSIP Number)

Richard Stride, Director
Longkloof Limited
c/o Stonehage Trust Holdings (Jsy) Ltd
Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey, JE1 4HH
(tel): +44 1534 823 077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Longkloof Limited; EIN# 98-0654770
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,840,000
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	1,840,000
	10.	SHARED DISPOSITIVE POWER	-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		11.5% common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mile End Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	403,731
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	403,731
	10.	SHARED DISPOSITIVE POWER	-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,243,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		11.5% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.       Security and Issuer.

This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”) of New Frontier Media, Inc., a Colorado corporation (the “Company”) and is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s principal executive office is located at 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

Item 2.       Identity and Background.

(a)(b)(c)     This statement is being filed by (i) Longkloof Limited, an investment holding company and limited liability company organized under the laws of Jersey, Channel Islands, having its principal executive offices at Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey, JE1 4HH (“Longkloof”), and (ii) Mile End Limited is an investment holding company and a limited liability company organized under the laws of British Virgin Islands, also having its principal administrative offices at Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey, JE1 4HH (“Mile End”).  An individual who is affiliated with Mile End also serves as an executive Board member of the holding company of Longkloof and, consequently, Longkloof may be deemed to have voting control and investment discretion over securities owned by Mile End.  For the sake of convenience and not as an admission by Longkloof as to beneficial ownership of the shares owned by Mile End, Longkloof and Mile End are sometimes collectively referred to as the “Reporting Persons”.

(d)(e)          During the last five years, neither the Reporting Persons nor any of their respective directors or executive officers, to the best of the Reporting Persons’ knowledge, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of USD $4,023,122 using their respective working capital to acquire the beneficial ownership of the Shares described herein.

Item 4.       Purpose of Transaction.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Company held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

The Shares acquired by the Reporting Persons have been acquired for investment purposes only and were not acquired for the purpose of changing or influencing the control of the Company.  Except as set forth below, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Items 4(a)-(j) of Schedule 13D:

(a)   None.

(b)   None.

(c)   None.

(d)   None.

(e)   None.

(f)   None.

(g)   None.

(h)   None.

(i)   None.

(j)   Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may review, change or reconsider their plans or proposals in the future. In determining from time to time whether to sell the Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.       Interest in Securities of the Issuer.

(a)           Longkloof is the beneficial owner of 1,840,000 shares of the Company’s common stock, which represents approximately 9.5% of the issued and outstanding shares of the Company’s common stock.  Mile End is the beneficial owner of 403,731 shares of the Company’s common stock, which represents 2.08% of the issued and outstanding shares of the Company’s common stock.  An individual who is affiliated with Mile End also serves as an executive Board member of the holding company of Longkloof and, consequently, Longkloof may be deemed to have voting control and investment discretion over securities owned by Mile End.  Accordingly, as of the date of this filing, Longkloof may be deemed to be beneficial owners of 2,243,731 shares of the Company’s common stock, which represents approximately 11.5% of the outstanding shares of the Company’s common stock. The calculation of the foregoing percentage is on the basis of 19,432,317 shares of the Company’s common stock outstanding as of the date of this filing.  The foregoing should not be construed in and of itself as an admission by Longkloof as to beneficial ownership of the shares held by Mile End.

(b)           Each Longkloof and Mile End has sole voting and dispositive power with respect to the shares of the Company’s common stock it holds.

(c)           Except with respect to the transactions reported herein, neither Longkloof nor Mile End has effected any transactions in the Company’s common stock in the past 60 days.

(d)           To the best of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons and subject of this filing.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.       Material to Be Filed as Exhibits.

Exhibit I	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: September 21, 2010	By:	/s/ Cora Binchy
Name: Cora Binchy
Title: Corporate Director

Mile End Limited, a British Virgin Islands limited liability company

Dated: September 21, 2010	By:	/s/ James Colclough
Name: James Colclough
Title: Director